Filed pursuant to Rule 424(b)(3)
Registration No. 333-231431

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 13, 2019, as supplemented by

Prospectus Supplement dated May 14, 2019)

4,580,199 Shares

AVISTA CORPORATION

Common Stock

The paragraph under the caption “Legal Matters” on page S-5 of the Prospectus Supplement dated May 14, 2019 is hereby amended to read as follows:

The legality of the shares offered hereby and certain other matters are passed upon for Avista by Marian M. Durkin, Esq., Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer of Avista, and Bracewell LLP, counsel to Avista. Choate, Hall & Stewart LLP, Boston, Massachusetts, is acting as counsel to sales agents. In giving their opinions, Bracewell LLP and Choate, Hall & Stewart LLP may rely as to matters governed by the Washington Business Corporation Act upon the opinion of Marian M. Durkin, Esq.

The date of this prospectus supplement is August 7, 2019